Exhibit (a)(5)(iii)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STATIONARY ENGINEERS LOCAL 39 PENSION	)
PLAN, Individually and on behalf of all others similarly	)
situated,	)
)
Plaintiff,	)
)
vs.	)	Civil Action No.
)
HEARST-ARGYLE TELEVISION, INC.;	)
DAVID J. BARRETT; FRANK A. BENNACK, JR.;	)
JOHN G. CONOMIKES; KEN J ELKINS;	)
GEORGE R. HEARST, JR.; WILLIAM R. HEARST, III;	)
BOB MARBUT; GILBERT C. MAURER;	)
DAVID PULVER; CAROLINE L. WILLIAMS;	)
THE HEARST CORPORATION,	)
HEARST HOLDINGS, INC., and	)
HEARST BROADCASTING, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT
     Plaintiff Stationary Engineers Local 39 Pension Plan (“Plaintiff”) alleges upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action complaint on behalf of the holders of the common stock of Hearst-Argyle Television, Inc. (“HTV” or the “Company”) against the Company, certain officers and/or directors of HTV, and other persons and entities involved in a proposed transaction to cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction”).
     2. This action seeks equitable relief relating to the Proposed Transaction, which is the proposed acquisition of the outstanding common stock of the Company by Hearst

Corporation (“Hearst”), a diversified multimedia corporation with major interests in magazine and newspaper publishing, including the San Francisco Chronicle and the Houston Chronicle, as well as television, radio and Internet production and distribution.
     3. On March 25, 2009, Hearst announced that it would commence a tender offer for the acquisition of HTV. Under the terms of the Proposed Transaction, Hearst will acquire all of the outstanding shares of HTV common stock not currently held by Hearst for $4.00 per share.
     4. Hearst, through its wholly-owned subsidiaries, currently owns approximately 67% of the outstanding Series A Common Stock and 100% of the Series B Common Stock, representing in the aggregate approximately 82% of both the outstanding equity and general voting power of HTV. Hearst seeks to acquire the remaining HTV publicly held shares on unfair terms without allowing the Company’s Board of Directors to explore any competing bids, and without regard to the best interests of the Company’s public shareholders or the intrinsic value of HTV’s stock.
     5. If the Proposed Transaction is consummated, Hearst and Company insiders would enrich themselves by acquiring the public shareholders’ interest in the Company without paying a fair and adequate price, thereby irreparably harming Plaintiff and the other HTV shareholders not affiliated with Hearst.
     6. As described below, both the price contemplated in the Proposed Transaction and the process by which Hearst proposes to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. The Proposed Transaction and Defendants’ acts constitute a breach of Defendants’ fiduciary duties owed to HTV’s public shareholders, and a violation of applicable legal standards governing Defendants’ conduct.

     7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from approving the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.
THE PARTIES
     8. Plaintiff holds 55,575 shares of common stock of HTV and has held such shares since prior to the wrongs complained of herein.
     9. HTV is a Delaware corporation with its principal place of business at 300 West 57th Street, New York, New York 10019-3789. The Company, together with its subsidiaries, engages in the ownership and operation of network-affiliated television stations in the United States. HTV’s common stock is traded on the New York Stock Exchange under the symbol “HTV.” As of March 25, 2009, HTV had over 93 million shares of common stock outstanding, consisting of over 52 million shares of Series A Common Stock and over 41.3 million shares of Series B Common Stock. Hearst owned 35,501,980 shares of Series A Common Stock and 41,298,648 of Series B Common Stock. Each share of Series B Common Stock is immediately convertible at the option of the holder into one share of Series A Common Stock. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst represent, if converted, 41,298,648 shares of Series A Common Stock. Thus, Hearst beneficially owns an aggregate of 76,800,628 shares of Series A Common Stock.
     10. Defendant Hearst is one of the nation’s largest diversified media companies, with major interests in magazine, newspaper and business publishing, cable networks, television and radio broadcasting, Internet businesses, and television production and distribution. Hearst, through its wholly-owned subsidiaries Hearst Holdings, Inc. (“Hearst Holdings”) and Hearst

Broadcasting, Inc. (“Hearst Broadcasting”), owns in the aggregate of 82% of HTV’s outstanding shares of common stock. A majority of HTV’s directors are either directors or serve as executives of Hearst.
     11. Defendant Hearst Holdings, a Delaware corporation, is a wholly-owned subsidiary of Defendant Hearst.
     12. Defendant Hearst Broadcasting, a Delaware Corporation, is a wholly-owned subsidiary of Hearst Holdings.
     13. Hearst, Hearst Holdings and Hearst Broadcasting are collectively referred to herein as “Hearst.”
     14. Defendant David J. Barrett (“Barrett”) has served as a director of the Company since 1997. Barrett has also served as Chief Executive Officer of the Company since 2001, and as President of the Company since 1999. Furthermore, Barrett is also a member of Hearst’s Board of Directors, and has served as a Vice President and Deputy General Manager of Hearst.
     15. Defendant Frank A. Bennack, Jr. (“Bennack”) has served as a director of the Company since 1997, Bennack served as President and Chief Executive Officer of Hearst from 1979 through 2002 Since 2002, Bennack has served as Vice Chairman of the Board of Hearst and Chairman of Hearst’s Executive Committee. Bennack is also a trustee of the trust created under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     16. Defendant John G. Conomikes (“Conomikes”) has served as a director of the Company since 1997. Conomikes served as President and Co-Chief Executive Officer of the Company from August 1997 to June 1999. Conomikes served as a Senior Vice President of Hearst from June 1999 to November 2002, and also served as a Vice President and General

Manager of Hearst from 1983 through 1997. Conomikes is currently a director of Hearst, a trustee of the trust created under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     17. Defendant Ken J, Elkins (“Elkins”) has served as a director of the Company since 1999.
     18. Defendant George R. Hearst, Jr. (“G. Hearst”) has served as a director of the Company since 1997. G. Hearst has also served as the Chairman of the Board of Hearst since 1996, and served as a Vice President and head of real estate activities at Hearst from 1977 through 1996. G. Hearst is also a trustee of the trust established under the will of William Randolph Hearst, a director of the William Randolph Hearst Foundation, and the President and a director of The Hearst Foundation. G. Hearst is a cousin of W. Hearst.
     19. Defendant William R. Hearst, III (“W. Hearst”) has served as a director of the Company since 1997. W. Hearst is also a director of Hearst, a trustee of the trust established under the will of William Randolph Hearst, President and a director of the William Randolph Hearst Foundation, and Vice President and a director of The Hearst Foundation. W. Hearst is a cousin of G. Hearst.
     20. Defendant Bob Marbut (“Marbut”) has served as a director of the Company since 1997. Marbut also served as Co-Chief Executive Officer and Chairman of the Board of the Company from August 1997 through December 2002.
     21. Defendant Gilbert C. Maurer (“Maurer”) has served as a director of the Company since 1997. Maurer served as Chief Operating Officer of Hearst from March 1990 until March 1998, and as Executive Vice President of Hearst from June 1985 until September 1998. Maurer is currently a consultant and a director of Hearst. Maurer is also a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     22. Defendant David Pulver (“Pulver”) has served as a director of the Company since 1994. Pulver is one of two purportedly independent directors appointed to the Special Committee tasked with considering the Proposed Transaction and advising HTV shareholders of the Company’s position regarding Hearst’s tender offer.
     23. Defendant Caroline L. Williams (“Williams”) has served as a director of the Company since 1994. Williams is one of two purportedly independent directors appointed to the Special Committee tasked with considering the Proposed Transaction and advising HTV shareholders of the Company’s position regarding Hearst’s tender offer.
     24. Barrett, Bennack, Conomikes, Elkins, G. Hearst, W. Hearst, Marbut, Maurer, Pulver and Williams are sometimes referred to herein as the “Individual Defendants.”
THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS AND HEARST
     25. By virtue of their positions as directors and/or officers of the Company, and/or as the Company’s majority stockholder, the Individual Defendants and Hearst owed and owe Plaintiff and the Company’s other public shareholders fiduciary obligations of due care and loyalty and were and are required to: (a) act in furtherance of the best interests of Plaintiff and the Class as shareholders of HTV; (b) maximize value on a sale of the Company; and (c) refrain from abusing their positions of control.
     26. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of HTV, are obligated to refrain from:
a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation;

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders; and

d.	taking any action that may adversely affect the value provided to the corporation’s shareholders.
     27. The Individual Defendants, separately and together, in connection with the certain approval of the Proposed Transaction, have breached and will continue to breach the fiduciary duties they owe to Plaintiff and the other public shareholders of HTV, including their duties of loyalty, good faith and care as more particularly set forth below.
CLASS ACTION ALLEGATIONS
     28. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of HTV common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.
     29. This action is properly maintainable as a class action.
     30. The Class is so numerous that joinder of all members is impracticable. As of February 17, 2009, HTV had over 93 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.
     31. Questions of law and fact exist that are common to the Class, including, among others:

a.	whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to plaintiff and the Class given that they are beholden to Hearst;

b.	whether the Individual Defendants have engaged and continue to engage in a scheme to benefit Hearst at the expense of HTV shareholders in violation of their fiduciary duties;

c.	whether the Individual Defendants are acting in furtherance of their own self interest and the interest of Hearst to the detriment of the Class;

d.	whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

e.	whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.
     32. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     33. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     34. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.
SUBSTANTIVE ALLEGATIONS
Background
     35. HTV, together with its subsidiaries, engages in the ownership and operation of network-affiliated television stations in the United States. The Company provides television programming to its viewing audiences, and also provides public service announcements and political coverage, and sponsors community service projects and other public initiatives.
     36. As of December 31, 2008, HTV owned approximately 26 television stations and managed 3 television stations, as well as 2 radio stations. The Company was founded in 1994 and took its current corporate structure in 1997 when Hearst and Argyle Television Inc. (“Argyle”) entered into a definitive agreement to combine six Hearst television stations with and into Argyle, with Argyle emerging as HTV. The Company is headquartered in New York, New York.
The Proposed Transaction
     37. On March 25, 2009, Hearst announced that it had commenced a tender offer for a transaction that would result in the privatization of HTV. Pursuant to the terms of the Proposed Transaction, Hearst proposes to acquire all of the outstanding shares of HTV’s common stock that arc not currently owned by Hearst at a price of $4.00 per share, which represents a 91%

premium over the Company’s closing price on March 24, 2009, but a significant 72% discount to HTV’s 52-week average closing stock price of $14.46.
     38. Following the completion of the Proposed Transaction, Hearst intends to acquire the remaining shares of HTV not already owned by Hearst through a “short form” cash merger at the same per share cash price paid in the tender offer. The Proposed Transaction is irrevocably conditioned upon the tender of a majority of the outstanding shares of Series A common stock not held by Hearst. Hearst will commence the Proposed Transaction in mid-April in order to allow HTV to form a Special Committee to evaluate and consider the Proposed Transaction.
     39. Hearst’s press release announcing the Proposed Transaction also included a letter from Defendant Bennack to HTV’s Board of Directors outlining the terms of the tender offer:
March 25, 2009
Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019
Ladies and Gentlemen:
We are pleased to advise you that we intend to offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. that we do not currently own at a price per share of $4.00 in cash. This offer represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% over the average closing price of the shares for the 20 trading days immediately preceding March 24. We believe that our offer is fair to the public shareholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.
As you know, we commenced a similar offer on September 14, 2007, which expired on October 12, 2007 and did not result in any shares being acquired by us because the conditions to our offer were not satisfied. Following the expiration of that offer, we decided that we would no longer seek to acquire all of the shares not already owned by us.

As you also know, on December 6, 2007, we announced our intention to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase our ownership to approximately 82% (on a fully-diluted basis) and allow us to consolidate Hearst-Argyle with our other operations for U.S. federal income tax purposes. As a result of these purchases and as disclosed in our Schedule 13D filing with the SEC on August 6, 2008, we now own approximately 82% of Hearst-Argyle (on a fully-diluted basis). All of our purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction, and we have not purchased any additional shares since the date of that filing.
Recently, several factors have combined to cause us to reconsider our decision to forego the acquisition of the remaining publicly-held shares of Series A Common Stock. First, the substantial recent changes in the financial markets as well as in the media markets in which Hearst-Argyle operates have focused our attention on Hearst-Argyle’s capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures. We believe that if Hearst-Argyle were a wholly-owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves. Second, we have held discussions with the representative of a large unaffiliated shareholder of Hearst-Argyle, Private Capital Management, L.P. We believe that accounts advised by Private Capital hold over 7 million shares of Series A Common Stock. In our discussions, we were told that Private Capital is supportive of a transaction of the type we are proposing today. While Private Capital doubtless will wish to take into account your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.
We intend to structure our proposed transaction as a cash tender offer made directly to the holders of shares of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors, as you did in response to our September 2007 offer, to consider our offer and make a recommendation to your shareholders regarding our offer. Our directors and executive officers who sit on your board will support the creation of a special committee. As it did in connection with our September 2007 offer, we expect that your special committee will retain its own legal and financial advisors to help it consider its position with respect to our offer. We intend to commence the tender offer in mid April. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer Hearst-Argyle’s public shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

While we believe our proposal merits the support of the special committee, our proposal is not conditioned upon the special committee recommending or approving our offer.
The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us or certain persons related to us. If that condition is satisfied and we buy the tendered shares, after converting our shares of Series B Common Stock we will own more than 90% of the outstanding shares of Series A Common Stock and will be entitled to use the “short-form” merger procedure to acquire any remaining shares of Series A Common Stock that we do not own. We intend to use that procedure promptly after the completion of the tender offer to acquire any remaining shares at the same per share paid in the offer. There will be no financing contingency associated with the tender offer.
A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.
Sincerely yours,
Frank A. Bennack, Jr.
     40. On March 26, 2009, HTV issued a press release announcing that Hearst’s tender offer will be considered by a special committee of independent members of the HTV Board of Directors (the “Special Committee”) comprised of Defendants Pulver and Williams Within 10 days following commencement of Hearst’s tender offer in mid-April, the Special Committee will advise HTV shareholders of the Company’s position regarding the Proposed Transaction. In the press release, HTV suggested that shareholders defer making a determination with respect to Hearst’s offer until they have been advised of the Special Committee’s position.
     41. By virtue of its majority ownership of HTV, as well as the fact that a majority of HTV’s directors, including Defendants Barrett, Bennack, Conomikes, G. Hearst, W. Hearst and Maurer, are also directors and/or executives of Hearst, Hearst effectively controls HTV, and, under the circumstances, neither the HTV Board nor the Special Committee can be expected to effectively and adequately protect the interests of the public shareholders of HTV.

The Inadequate Consideration Offered in the Proposed Transaction
     42. Although Hearst implied in the press release announcing the Proposed Transaction that the $4.00 price per share tender offer represented a generous premium for HTV’s outstanding shares, in fact, the Company’s stock, as recently as January 2009, has traded above $6.00 per share and was well above $21.00 per share in October 2008. Hearst’s offer is strategically timed to capitalize on the prolonged advertising slump hindering the media industry and cap the market price of HTV just as the Company hit an all-time low in its stock price.
     43. Indeed, the recent historical averages for HTV’s stock price show that Hearst’s offer is far from an adequate premium for the Company’s outstanding common shares, and that the intrinsic value of the Company’s stock is significantly greater than Hearst’s $4 00 tender offer. HTV’s five-year average stock price, prior to the announcement of the tender offer, is $22.32 per share, the three-year average stock price was $20.51, the 52-week average is $14.46 per share and the 52-week closing high is $23.40, as shown in the following charts:

HTV 5-Year Average Stock Price: $22.32 Per Share

HTV 3-Year Average Stock Price: $20.51 Per Share
     44. As the charts shown above demonstrate, Hearst’s tender offer is designed to capitalize on the recent drop in HTV’s stock price by instituting the Proposed Transaction at a price that undervalues the Company and is fundamentally unfair to the public shareholders of HTV common stock. Indeed, prior to Hearst’s tender offer, HTV’s shares closed at or above $4.00 on 231 out of 255 trading days in the prior 52-weeks, or 91% of the time.
     45. The Proposed Transaction is patently opportunistic in that the tender offer will be made at a time when recent market weakness has created a small window for Hearst’s paltry offer to be perceived as adequate to the short-sighted and/or uninformed.
     46. Moreover, since the second quarter of 2004, Hearst has acquired more than 8 million shares of HTV, and all of those shares were acquired at prices above the $4.00 tender offer price. As recently as August 2008, Hearst acquired 228,100 shares at a total cost of $4,504,778, an average price of $19.94 per share, nearly five times the compensation being offered to minority shareholders in the Proposed Transaction.
     47. Thus, the inadequate consideration offered in the Proposed Transaction is further underscored when viewed against the backdrop of the Company’s historical stock price over the last year and the value paid in Hearst’s recent acquisition of HTV stock:
HTV 1-Year Stock Price Chart
     48 Presumably, Hearst acquired shares of HTV and increased its investment in the Company because, like most investors, it viewed the Company’s stock price as attractive and believed that it was acquiring shares of HTV at prices below the true value of the Company

Analyst and Investor Opinions on the Inadequate Consideration
     49. Investors and analysts agree that HTV is significantly undervalued at its recent trading levels. In fact, a considerable number of investors and analysts indicated that the value of Hearst’s tender offer for HTV’s shares represented an insufficient valuation for the Company, and suggested that the sale price per share for HTV should be increased.
     50. For instance, in an article published on March 25, 2009 entitled “Hearst Goes Bargain-TV Shopping,” Forbes.com commented that
“[p]rivately held Hearst can scarf up its television unit now at a bargain price without having to fear that further economic turmoil will impact its equity.”
     51. Gabelli & Company, Inc., a boutique investment bank that specializes in the media industry, released a research report on February 26, 2009 by analyst Barry Lucas in which he states that HTV “is a good operator and will generate free cash in 2009. At 8x BCF, we calculate HTV’s 2010 [private market value] to be $10 per share, reflecting a muted recovery.”
     52. Apparently, investors agree with this opinion. In the days following the announcement, HTV’s shares are trading above Hearst’s bid, reaching $4.25 on March 26, 2009 in intra-day trading—a strong signal that the market values the Company higher than the tender offer of Hearst and expects the offer to increase.
The Proposed Transaction Is Unfair and Inadequate
     53. The Proposed Transaction comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing. Although revenues have declined relative to the prior year due to due to weakness in the general economy and the advertising market, HTV is poised to experience significant growth. Indeed, in a February 25, 2009 conference call to discuss the Company’s 2008 fourth quarter operating and financial results, Defendant Barrett stated that “he did not expect any meaningful change to the affiliate-network relationship, particularly for solid broadcasters such as HTV that deliver above average audience levels.”
     54. HTV insiders are well aware of the Company’s intrinsic value and that HTV shares are significantly undervalued. Hearst recognized HTV’s solid performance and potential for growth and determined to capitalize on its interests and the recent downturn in the Company’s stock price at the expense of the Company’s public shareholders. Hearst is seeking to engage in a transaction that assures its continued ownership of the Company and secures its opportunity to benefit from the Company’s growth, while the Company’s shareholders are cashed out at an inadequate consideration without the benefit of a full and fair sale process.
     55. The consideration per share to be paid to Class members pursuant to the Proposed Transaction is unfair and inadequate consideration because: (i) the intrinsic value of the Company’s stock is materially in excess of the $4.00 per share tender offer that Hearst has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, financial results and future financial projections; and (ii) the $4.00 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Hearst to cap the market price of the Company and obtain its assets and businesses at the lowest possible price. Indeed, the $4.00 offer price per share for the Company is significantly less than HTV’s recent historical stock price averages, including a 52-week average of $14.46, as well as Hearst’s own purchase prices of HTV shares in recent months.
     56. The Proposed Transaction is an attempt by Hearst to aggrandize itself and capitalize on its controlling interest in HTV at the expense of the Company’s public shareholders. The Proposed Transaction will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Hearst to benefit unfairly from the transaction.
     57. Hearst’s ownership of 100% of the Company’s Series B common stock entitles it to elect all but two members of HTV’s Board. Defendants Bennack, Barrett, Conomikes, Elkins, G. Hearst, W. Hearst, Marbut and Maurer are the Series B designees. The holders of Series A common stock elect the remaining two directors, with Hearst voting its controlling block of Series A stock in the same proportion as the public shares. Through its Series B directors and its control of HTV, Hearst controls the nomination of the directors elected by Series A holders.
     58. Under these circumstances, the Individual Defendants, including the purportedly “independent” directors Pulver and Williams, are beholden to Hearst and under no circumstances are independent of Hearst.
     59. Thus, Hearst has controlled the nomination of Defendants Pulver and Williams to HTV’s Board for over a decade, and these defendants have earned large fees as a result. Specifically, Pulver and Williams received $263,619 and $241,500, respectively, in director compensation for the year ended December 31, 2007. As a result, Defendants Pulver and Williams are hardly “independent” in their role as members of the Special Committee tasked with advising HTV shareholders of the Company’s position regarding the Proposed Transaction.
     60. Furthermore, because Hearst has stated that it will not sell its majority ownership share to any company, and is only interested in acquiring the publicly held shares of HTV not owned by Hearst, a potentially higher counter-bid will not materialize since the success of any such bid would require the consent and cooperation of Hearst.

Defendants’ Breaches of Fiduciary Duties
     61. Given Hearst’s stock ownership and control of the Company, it is able to dominate HTV’s Board of Directors. Under the circumstances, none of the directors of HTV can be expected to protect the interests of the Company’s public shareholders in a transaction which benefits Hearst at the expense of the shareholders.
     62. Simply put, the Proposed Transaction is unfair to HTV shareholders because it places Hearst’s interests above those of the Company’s minority shareholders in that Hearst is purchasing the Company for the least amount of cash possible, even though Hearst and the Individual Defendants have fiduciary obligations to act in the best interests of the Company’s public shareholders.
     63. By reason of the Individual Defendants’ positions with HTV and Hearst’s control of the Company, these Defendants possess material, non-public information concerning the financial condition and prospects of HTV, especially the true value and expected increased future value of the Company and its assets. This information has not been disclosed to shareholders.
     64. By virtue of the foregoing, Defendants have engaged in unfair self-dealing toward Plaintiff and the other members of the Class and have engaged in and substantially assisted and aided each other in breach of their fiduciary duties owed by them to Plaintiff and the Class.
     65. The Proposed Transaction is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by Defendants to aggrandize Hearst’s financial position and interests and those of the interested directors, at the expense and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of Hearst on unfair and inadequate terms, and without full and candid disclosure to Plaintiff and the Class of all material information regarding the Company’s future prospects.
     66. Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.
     67. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.
     68. Unless the Proposed Transaction is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arms-length negotiations on the Proposed Transaction terms, will consummate and close the Proposed Transaction complained of, and will deny Class members their fair proportionate share of HTV’s valuable assets and businesses, all to the irreparable harm of the Class.
     69. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

PRAYER FOR RELIEF
     WHEREFORE, Plaintiff prays for judgment and relief as follows:
     A. Declaring this action to be a class action and certifying Plaintiff as the representative of the Class;
     B. Declaring that Defendants and each of them have committed or participated in a breach of their fiduciary duties to Plaintiff and the other members of the Class;
     C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;
     D. To the extent that the Proposed Transaction may be consummated prior to this Court’s entry of a final judgment, rescinding the Proposed Transaction and setting the Proposed Transaction aside or granting rescissory damages;
     E. Directing the Individual Defendants to adopt and implement procedures and processes to obtain the highest available price for HTV’s shares that maximizes stockholder value and which is in the best interests of HTV’s shareholders;
     F. Directing Defendants to account to Plaintiff and the Class for all damages which they have sustained or will sustain by reason of Defendants’ wrongdoing, including awarding compensatory and/or rescissory damages;
     G. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     H. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

     I. Granting such other and further relief as this Court may deem to be just and proper.
Dated: March 27, 2009

ROSENTHAL, MONHAIT & GODDESS, P.A.
By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19801 Attorneys for Plaintiff’s

Of Counsel:
SAXENA WHITE P.A.
Maya Saxena
Joseph E. White III
Christopher S. Jones
Lester R. Hooker
2424 North Federal Highway, Suite 257
Boca Raton, FL 33431
Tel. (561) 394-3399
Fax. (561) 394-3382

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